Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of First Person Ltd. on Form S-1, Amendment No. 10, File No. 333-264707 of our report dated May 1, 2023, except as to Note 10, for which the date is October 19, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of First Person Ltd. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from January 21, 2021 (inception) to December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Costa Mesa, CA

October 19, 2023